                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of November, 2014, Gregg Jon Felton acquired control due to ownership of greater than 25% of The BDC Income Fund's (the "Fund") outstanding shares. Gregg Jon Felton owned 83.4 % of the Fund and thus controlled the Fund as of that date.